June 4, 2012

VIA EDGAR AND OVERNIGHT COURIER

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Corinthian Colleges, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2011

Filed August 24, 2011

File No. 0-25283

Form 10-Q for the Fiscal Quarter Ended March 31, 2012

Filed May 4, 2012

Dear Mr. Spirgel:

Set forth below are the responses of Corinthian Colleges, Inc. (“Corinthian.”) “the Company,” “we,” “us” or words to similar effect) to the staff’s letter to Mr. Robert C. Owen, dated May 18, 2012. For the convenience of the staff of the Commission, the staff’s comment is set out in bold italicized font immediately preceding our response.

Form 10-Q for the Nine Months Ended March 31, 2012

Statements of Cash Flows, page 6

Staff Comment

1.              Please tell us how you have presented the cash flows associated with the ASFG loan program in your Statements of Cash Flows and your basis in the accounting literature for your presentation.

Per ASC 230-10-45, cash flows associated with the ASFG loan program including proceeds, payments of discount, and fees, are all included within cash flows from operating activities as they relate to the tuition earning process, consistent with all student tuition funding sources (including Title IV, agency, state, private loans, and other cash funding sources).

Cash flows associated with loans funded under the ASFG loan program, net of refunds, are recorded as a cash inflow from prepaid tuition within cash flows from operating activities in the amount of $79.7 million for the nine months ending March 31, 2012.  These cash flows are related to proceeds for student tuition.  These amounts are borrowed by the student from an unaffiliated third party lender.

Cash flows associated with the ASFG discount fee, net of refunds, are recorded as a cash outflow from prepaid expenses within cash flows from operating activities in the amount of $33.9 million for the nine months ending March 31, 2012.

Recourse payments to ASFG are recorded as a cash outflow from student notes receivable within cash flows from operating activities.  For the nine months ended March 31, 2012, recourse payments to ASFG have been $0.5 million.

For the nine months ended March 31, 2012 net revenues recognized related to the ASFG program have been $13.1 million, net of discount expense; cash flows have been a net inflow of $35.9 million.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of

Operations

Critical Accounting Policies and Estimates

Goodwill and Intangible Assets, page 20

Staff Comment

2.              In the description and supporting calculation for the “with and without” valuation methodology used in valuing the accreditation, it appears that a Greenfield methodology is used as the basis for the “without” scenario.

a.              Please confirm to us that our understanding is correct.

Yes, your understanding is correct.  However, the overall Approach/Methodology could be more appropriately characterized as a modified Greenfield Method.  FCC licenses are other assets that are valued utilizing a traditional Greenfield Method.  However, accreditations have different characteristics that warrant modifications to the valuation method.

b.              Please explain to us why this methodology was selected, including why other bases for calculating the “without” scenario were rejected. Include in your response how you considered in your Greenfield approach the fact that an accreditation is not needed to start and build this business, and that a history of operation must occur prior to accreditation.

The With and Without method is appropriate when the underlying asset provides a direct economic benefit, which in this case is the development of Title IV funding eligibility and enhanced student enrollment, etc.   Accordingly, we considered it appropriate to use an income approach (modified Greenfield) for the without methodology to reflect the development of these benefits over time in order to isolate the cash flows associated with the accreditation asset. Therefore, the starting point of the “without’ model in our analysis was a single, accredited institution whose operations would expand to the scale of the “with” scenario. Given the substantial amount of business risk that is inherent in starting a school from scratch, it was assumed that market participants would initially seek to acquire an accredited institution, in order to gain market entry and expand operations.  FCC licenses have a limited supply and may be awarded upfront, in absence of a supporting business and infrastructure.  Accreditations do not have a limited supply and are not awarded upfront, prior to the existence of a supporting business.  Typically, accreditations, other than those that are acquired from other institutions, are developed over time and eventually awarded to (earned) by an entity by going through a number of mandated procedures by whichever governing body designates its requirements and award criteria.  An alternative would be to obtain an already existing accreditation which is what we assumed in our analysis.  This strategy has been pursued by a number of strategic and financial buyers (e.g., Bridgepoint Education).

The basic valuation premise considered in selecting this methodology was that the value of an asset should not exceed the costs to replace it.  In employing that premise, we utilized the Income Approach (with and without method) in deriving the opportunity cost value associated with the accreditation.  This approach comprised an estimate of the value differential between a startup business (or an institution having one accreditation as in this case) and one that already had its accreditations.  This differential would reflect the opportunity costs (direct costs, present value, etc.) associated with a ramp up.

c.               Please explain why it is appropriate for your “without” scenario to have an accelerated period of growth in years 2013 — 2017, resulting in 2017 debt-free net cash flow to be substantially equal under both scenarios. Your response should be in sufficient detail to enable us to understand the basis for the key revenue and cost assumptions underlying these projections, as well as the correlation between capital spending (e.g. open new location) and revenue (e.g. enrollment.)

As stated above, the objective of the “without” model is to quantify the present value of the cash flows attributable to the ramp up period.  Toward that objective, we assumed a certain pace of new location expansion, average revenues and capital spending per location, and a cash-SG&A expense rate.  Average revenue was based on projected results per the “with” model and cash SG&A was based on the “with” expense rate.  The “without” model assumed that capital spending per site, which approximated the average historical cost of PP&E per location, was made on the first day of the fiscal year.  Other simplifying assumptions of the “without” model included 1) a zero ramp-up period for new location revenues, and 2) that each new location would achieve an EBITDA margin equal to that projected in the “with” model.  We considered these reasonable, simplifying assumptions as they increased the present value of the “without” model, thereby introducing an element of conservatism into the fair valuation of accreditation.

d.              Please tell us how you determined, in the “without” scenario, the expected annual operating expenses and the resulting annual operating income. Our assumption would be that your operating margin would be significantly smaller (or negative) during periods of either reduced revenue or significant growth (build out.)

See previous responses above.  While new locations would likely have a start-up period and would generate negative and/or lower operating cash flows during the ramp up period, for purposes of simplicity and conservatism, these adjustments were not estimated.

e.               Please provide Exhibit II.C.2 (referenced in Note 1 of Exhibit VI.A.1), as well as any supplemental information that would enable us to understand the basis for the key revenue and cost assumptions underlying the “with” scenario projections, as well as the correlation between capital spending and revenue.

We have separately provided to the Staff Exhibit II.C.2 and request confidential treatment of such information.

f.                 We note in the executive summary prepared by Globalview Advisors that the accreditation is of critical importance to the economic viability of the enterprise (see page 1.) Please explain the basis for utilizing Heald’s equity rate of return as the discount rate for the accreditation rather than its weighted average cost of capital, a proxy for the rate of return for the enterprise.

Intangible assets tend to have greater risk than tangible assets.  Thus, the return requirements tend to be higher and might more appropriately reflect an equity rate of return level rather than a debt or blended (WACC) return level.

g.              Please tell us if you have considered measuring the Title IV funding benefits as a separate asset and how you reached your conclusion.

Eligibility for the Title IV funding is linked to the accreditation for the institution.  Thus, without the accreditation, students that desired to attend the institution and obtain Title IV funding support (significant portion of the students) would not be able to do so, causing a significant impact on enrollment.  Thus, in summary, Title IV funding was not considered separable from the accreditation.

3.              It appears that the valuation methodology selected potentially captures enterprise-wide value that should more appropriately be classified as goodwill. Specifically, the cash flows associated with the two scenarios appear to be inextricably linked to the cash flows of the business as a whole. Please clarify how you determined that your valuation methodology did not inappropriately capture goodwill in your measurement of the intangible asset.

The methodology utilized derives a net value (e.g. “with” scenario minus the “without” scenario), which reflects a value differential between the subject entity versus one that would need to go through the required steps to reach the same operational equivalency (equal number of institutions and enrollment).  This differential largely reflects the ramp up time and direct costs, collectively the opportunity costs, for the accreditation.  Although goodwill can arise and be enhanced by the attainment of the accreditation (inclusive of Title IV funding eligibility), and the development of other assets, goodwill value would be measured through the indefinite period of the institution’s future operations.  Both goodwill and the accreditation were expected to contribute significantly to future growth and profitability of the institution indefinitely.  Use of the with and without method was employed to isolate the replacement cost for the accreditation during an estimated six year ramp up period from value associated with other assets, which would include goodwill.

Liquidity and Capital Resources, page 24

Staff Comment

4.              Please expand your discussion of the ASFG loan program to provide a complete picture of the expected cash flows over the life of the program and the periods affected. In this regard, disclose the total amount of discount expected to be paid to ASFG, other transaction and related fees, and revenue to be recognized from loans funded under this program. Further at the end of each period, please disclose the status of the program to date including total amount of loans funded, cash paid to ASFG as a discount, other related fees paid, defaults, and loans purchased from ASFG. Please provide us with your proposed disclosures in response to this comment.

We will include the following additional disclosures within our Management Discussion and Analysis in future filings (modified to reflect then-current conditions):

Liquidity and Capital Resources

Historically, we had developed several third party loan programs with origination and servicing providers such as Sallie Mae for students with low credit scores who otherwise would not qualify for loans. These loan programs required that we pay a discount fee to the origination and servicing providers of the loans as a reserve against future defaults on these loans. We have historically referred to these types of loans as “discount loans,” since we incurred a portion of the default risk related to these student loans by taking a discount on the disbursement. By accepting a reduced payment for these discounted loans from the servicing providers, we were not at risk for the amounts agreed to by them and the service providers but were not entitled to any proceeds collected by the service providers in excess of this amount. Therefore we had recorded this discount as a reduction to revenue.

In fiscal 2008, we were informed by Sallie Mae and two other origination and servicing providers that they would no longer make private loans available for students who present higher credit risks (i.e. subprime borrowers). In the face of this change in policy, we created a new lending program in the fourth quarter of fiscal 2008 with a different origination and servicing provider, Genesis Lending Services, Inc. (“Genesis”), which specializes in subprime credit. Under this Genesis program we paid a discount to the origination and servicing provider for any loans purchased by Genesis and recorded the discount as a reduction to revenue. Under this program we then had both the right and an obligation to acquire the related loan, except in certain limited circumstances where Genesis does not comply with the terms of the agreement. Since we initiated the Genesis program, we have acquired all of the loans that have been originated. Therefore, we are exposed to any credit defaults by students but retain all amounts collected from the students under this program.

On June 29, 2011, we entered into a loan origination agreement with ASFG, LLC (“ASFG”) for the purpose of creating a new private education discount loan program for our students. Under the loan origination agreement, ASFG has agreed to  purchase new student loans through June 2013. Under this agreement, an unaffiliated bank will make private education loans to eligible students and, subsequently, sell those loans to ASFG or its designee. During the second quarter of fiscal 2012, we completed the transition from the Genesis discount loan program to the ASFG discount loan program.  We estimate loans funded under the Genesis discount loan program, net of refunds, have been approximately $0 million and $48.4 million for the three and nine months ended March 31, 2012, respectively. We estimated that loans funded under the ASFG program, net of estimated refunds, have been approximately $40.8 million and $78.1 million for the three and nine months ended March 31, 2012, respectively.

This ASFG loan program has characteristics similar to our previous third party “discount loan” programs. As with the previous discount third party loan programs, under the ASFG program we pay a discount to ASFG for any loans purchased by ASFG and record the discount as a reduction to revenue ratably over the program length as the related revenue is recognized. However, unlike our previous third party discount loan programs, pursuant to a backup loan purchase agreement entered into in connection with the loan origination agreement, we will be obligated to purchase any of the student loans on which no payment has been made for over 90 days. We apply historical loan performance experience to estimate and record this loan recourse obligation on a gross basis by recording both a deferred charge and liability equal to the estimated risk upon funding. The recourse liability is established at the inception of the guarantee. The deferred charge is recorded within prepaid expenses and is recognized as a reduction to revenue over the period of instruction. The total deferred charge related to unrecognized discount expense is $31.1 million as of March 31, 2012.  The recourse liability is recorded within accrued expenses. Upon recourse we will repurchase any loans at the amount advanced by ASFG net of any discount paid to ASFG, less any principal payments collected by ASFG. The purchase will be recorded as a decrease to cash, an increase to student notes receivable, and a reduction to the recourse liability. The recourse liability related to the loans funded under the ASFG program at March 31, 2012 was $12.1 million, net of recourse paid. This recourse liability is in addition to the discount paid to ASFG and is based upon the ultimate anticipated default. We estimate loan performance based upon actual repayment experience with similar private student loan programs. Under this backup loan purchase agreement, our maximum obligation (including the initial discount payment) could be equal to the face amount of loans originated under this loan program, although we expect the ultimate risk under this loan program to be substantially similar to the risks we face under our Genesis discount loan program.

Cash flows associated with the ASFG discount fee, net of refunds, are recorded as a cash outflow from prepaid expenses within cash flows from operating activities in the amount of $33.9 million for the nine months ending March 31, 2012.

Cash flows associated with loans funded under the ASFG loan program, net of refunds, are recorded as a cash inflow from prepaid tuition within cash flows from operating activities in the amount of $79.7 million for the nine months ending March 31, 2012.

Recourse payments to ASFG are recorded as a cash outflow from student notes receivable within cash flows from operating activities.  For the nine months ended March 31, 2012, recourse payments to ASFG have been $0.5 million.

For the nine months ended March 31, 2012 net revenues recognized related to the ASFG program have been $13.1 million, net of discount expense; cash flows have been a net inflow of $35.9 million.

Included within the Condensed Consolidated Statements of Operations, under the caption “Other expense (income),” for the three months and nine months ending March 31, 2012, there was net other expense of $3.8 million and $6.5 million associated with the student notes programs, respectively.

Genesis Program

The net other expense (income) primarily reflects the interest income, loan origination fees, and costs related to servicing loans. The Company defers and recognizes both the loan origination income and direct loan origination costs as an adjustment to the yield over the life of the related loan. All other lending-related costs, including costs related to servicing fees are charged to expense as incurred.  For the three and nine months ending March 31, 2011, there was net other expense of $1.4 million and $3.2 million associated with the Genesis notes program, respectively.

ASFG Program

The net other expense (income) primarily reflects the program structuring fees, management fees, and other fees charged by ASFG.  We defer and recognize program structuring and management fees over the program length.  All other fees are charged to expense as incurred. For the three and nine months ending March 31, 2011, there was net other expense of $2.4 million and $3.3 million associated with the ASFG notes program, respectively.

We understand that the Company is responsible for the adequacy and accuracy of the disclosure in our filings with the SEC. We also understand that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. Further, we understand that Corinthian may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff’s comments and request that the staff contact the undersigned at (714) 427-3000, ext. 7621, with any questions regarding this letter.

Very truly yours,

/s/ Robert C. Owen
Robert C. Owen
Chief Financial Officer

Cc:          Mr. Jack Massimino